UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 (b)

(Amendment No. 1 )*

Novell Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

670006105 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-(c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670006105	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON RCM Capital Management LLC 94-3244780
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,976,420 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 6,311,270 8 SHARED DISPOSITIVE POWER 492,236

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,804,658
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 670006105	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON RCM US Holdings LLC 94-3244780
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,976,420 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 6,311,270 8 SHARED DISPOSITIVE POWER 492,236

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,068,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON* IA, OO

CUSIP NO. 670006105	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON Dresdner Bank AG 13-2722082
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Frankfurt, Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,976,420 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 6,311,270 8 SHARED DISPOSITIVE POWER 492,236

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,068,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON* BK, HC

Item 1	(a)	Name of Issuer:

Novell, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

404 Wyman Street, Suite 500 Waltham, MA 02541

Item 2	(a)	Name of Person Filing:

		(i)	RCM Capital Management LLC

		(ii)	RCM US Holdings LLC

		(iii)	Dresdner Bank AG

	(b)	Address of Principal Business Office:

		(i)	Four Embarcadero Center San Francisco, California 94111

		(ii)	Four Embarcadero Center San Francisco, California 94111

		(iii)	Jurgen-Ponto-Platz 1 60301 Frankfurt, Germany

	(c)	Citizenship:

		(i)	Delaware, USA

		(ii)	Delaware, USA

		(iii)	Frankfurt, Germany

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

670006105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☒	Investment adviser registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership.

See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8	Identification and Clarification of Members of the Group.

See Exhibit A.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

By	/s/ Robert J. Goldstein
Robert J. Goldstein
In his capacity as General Counsel of RCM Capital Management LLC, and General Counsel of RCM US Holdings LLC, and as Attorney-In-Fact for Dresdner Bank AG

EXHIBIT A

RCM Capital Management LLC (“RCM”) is an investment adviser and a wholly owned subsidiary of RCM US Holdings LLC (“RCM Holdings”). RCM Holdings, a Delaware Limited Liability Company, is a wholly owned subsidiary of Dresdner Bank AG (“Dresdner”). Dresdner is an international banking organization headquartered in Frankfurt, Germany.

RCM has filed this Schedule 13G pursuant to §240.13d-1(b)(1)(ii)(E) of the Securities Exchange Act of 1934 (the “Act”). RCM Holdings and Dresdner have filed this Schedule 13G pursuant to §240.13d-(b)(1)(ii)(G) of the Act.

RCM, RCM Holdings and Dresdner are filing a joint statement on Schedule 13G under the Act in connection with the common stock of NOVELL, INC. Effective with this filing, all three entities are now filing jointly.

RCM, RCM Holdings and Dresdner are each responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information of the other.

Date: February 10, 2004

By	/s/ Robert J. Goldstein
Robert J. Goldstein
In his capacity as General Counsel of RCM Capital Management LLC, and General Counsel of RCM US Holdings LLC, and as Attorney-In-Fact for Dresdner Bank AG

EXHIBIT B

POWER OF ATTORNEY

Dresdner Bank AG, a bank incorporated under the Laws of the Federal Republic of Germany, having its principal office at Jürgen-Ponto-Platz 1, Frankfurt am Main, Germany hereby authorizes:

Robert J. Goldstein

as attorney-in-fact and agent, to represent, sign, and deliver on behalf of Dresdner Bank AG, Frankfurt am Main, Schedule 13D, Schedule 13G or Form 13F under the Securities Exchange Act of 1934, as applicable, and all such other documents and make such other declarations as the attorney-in-fact shall deem appropriate in connection with the filing of such schedules and documents with the U.S. Securities and Exchange Commission (the “SEC”) or with any other necessary person or entity, and to complete such schedules or documents and to make such statements or do such acts as are necessary to effect such filing. This Power of Attorney includes the power to effect such filing on EDGAR, the SEC’s Electronic Data Gathering , Analysis, and Retrieval system. This Power of Attorney is valid for any acts required to effect the above-mentioned filings and will remain valid until being revoked by Dresdner Bank AG in writing.

Frankfurt am Main, August 3, 2001.

Dresdner Bank AG

By:	/s/ Wolfgang Pütz
Wolfgang Pütz
Title:	Director

By:	/s/ Martin Bartels
Martin Bartels
Title:	Director